Correspondence

PHOTOAMIGO, INC.
2532 Foothill Rd.
Santa Barbara
California, 93105

March 16, 2015

Patrick Gilmore
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549

RE:	PhotoAmigo, Inc. Form 10-K for Fiscal Year Ended July 31, 2014 Filed November 12, 2014 File No. 000-54439

Dear Mr. Gilmore:

We refer to your March 6, 2015 comment letter to the Company and would respond as follows:

Effective March 16, 2015 the Company filed a Form -10 K/A in which we amend Item 9A. Controls and Procedures to include the statement that:

"Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 COSO Framework")."
We acknowledge that:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal the federal securities law of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely
For and on behalf of
PhotoAmigo, Inc.

/s/ Robert Heckes
Robert Heckes
Chief Executive Officer
PhotoAmigo, Inc.